U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

AT&T Corp.
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   (Last)                           (First)             (Middle)

295 North Maple Avenue
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                                    (Street)

Basking Ridge                        NJ                  07920
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Cablevision Systems Corporation (CVC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


13-4924710
________________________________________________________________________________
4.   Statement for Month/Year


10/01
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5.   If Amendment, Date of Original (Month/Year)

03/99
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Cablevision NY Group Class A Common   10/23/01       J(1)            19,151,285  D      $36.05   29,790,887(2)  D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Contract(3)         (3)      10/23/01 J         (3)   (3)    (3)      11/15/04 Cable-    (3)     (3)      (3)       D
                                                                               vision
                                                                               NY Group
                                                                               Class A
                                                                               Common
                                                                               Stock
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                                                                          Page 2

Explanation of Responses:

(1) Sale of shares in a registered underwritten secondary offering. The underwriting agreement was entered into on 10/ 17/ 01; the sale was consummated on 10/ 23/ 01. The reported price is before underwriting discounts, fees and expenses.

(2) Includes 26,918,195 shares described in Note 3.

(3) On October 23, 2001, in connection with an underwritten offering of certain exchange securities issued by a trust not affiliated with the reporting person (the "Exchange Trust"), the reporting person entered into two contracts (the "Contracts") relating to the disposition of no fewer than 22,064,844 nor more than 26,918,195 shares of Common Stock (the "Shares") held by the reporting person or the cash value of such number Shares. The Contracts require the reporting person to deliver to the Exchange Trust on November 15, 2004 (subject to the reporting person's right to extend such date, under certain circumstances, to February 15, 2005) (the "Exchange Date"), a number of shares of Common Stock equal to the maximum amount of Shares multiplied by the Exchange Rate, or the cash equivalent value of that number of shares at that time. The Exchange Rate is equal to (i) if the Exchange Price (as defined in the Contracts) of the Common Stock is less than $43.981 per share (the "Threshold Appreciation Price") but equal to or greater than $36.05 per share (the "Initial Price"), an amount equal to the Initial Price divided by the Exchange Price,
(ii) if the Exchange Price is equal to or greater than the Threshold Appreciation Price, 0.8197, and (iii) if the Exchange Price is less than the Initial Price, 1.0, subject in each case to certain antidilution adjustments. On October 23, 2001 upon the consummation of the offering of exchange securities by the Exchange Trust, the reporting person received $756,985,269.68 under the Contracts, representing the price of the Contracts, before expenses. The reporting person retains, among other things, the right prior to the Exchange Date to receive dividends and certain other distributions on the Shares under the Contract. The Shares have been pledged to secure the obligations of the reporting person under the Contracts. A copy of the Contracts and related agreements are included as Exhibits to a Registration Statement of Form N- 2, Investment Company Act File No. 811- 9897, Securities Act File No. 333- 34600, filed by the Exchange Trust with respect to the exchange securities.





/s/  Robert S. Feit                                        November 8, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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